MedicalCV, Inc.

9725 South Robert Trail

Inver Grove Heights, MN  55077

VIA EDGAR	January 5, 2006

Jay Webb

Reviewing Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             MedicalCV, Inc.

Form 10-KSB for the year ended April 30, 2005

Filed July 21, 2005

File No. 000-33295

Dear Mr. Webb:

We are responding to your letter dated December 22, 2005.  Our responses follow the comments included in your letter, which are presented in boldface type.

Form 10-KSB for the Fiscal Year Ended April 30, 2005

Financial Statements, page 40

Note 9.  Shareholders’ Equity (Deficit), page 56

Preferred Stock, page 57

1.                                      Please refer to prior comment 1 of our letter dated November 4, 2005.  We note that the preferred stock includes the following redemption provisions:

•                  In the event of a change in control transaction, the preferred shareholders may elect to either participate in the transaction on an as-converted basis or to require the acquirer to redeem the shares for their stated value plus any accrued and unpaid dividends.

•                  If such a change in control occurs at any time that the company is not in compliance with certain conditions (primarily maintenance of adequate authorized and registered shares), the shareholders may require the acquirer to redeem the shares for 110% of their stated value plus accrued but unpaid dividends (a change in control while in default).  If this occurs, the preferred shareholders have the right to measure the value of this redemption based upon the as-converted value of the preferred shares or at the stated value plus accrued interest, whichever is greater.

•                  The preferred shareholders also have the right to require the company to redeem the shares for 100% of their stated value in the event that the company defaults under the terms of the preferred stock and related agreements.

Please tell us your consideration of SFAS 133, including paragraphs 11(a) and 61(e), and EITF 00-19 with respect to the accounting for the put options on the preferred stock.

We acknowledge the Staff’s comment that the preferred stock includes the above-referenced redemption provisions (hereafter referred to as “put obligations”).  Based upon our consideration of FAS 133, we concluded that these put obligations would not qualify as freestanding derivatives pursuant to paragraphs 12(c) and 6(c) because the terms of the put obligations do not require or permit net settlement.  Specifically, the put obligations only provide for cash settlement for an amount equal to the notional amount of the preferred stock.  Settlement of the put obligations for their notional amounts is not considered net settlement as contemplated by paragraph 9(a) of FAS 133.  Additionally we note that the preferred stock is not registered and it is not readily convertible to cash.  Accordingly, the put of the shares back to our company would not be construed to be a net settlement of the shares as contemplated by paragraphs 9(c) and 57(c)(3) of FAS 133.  Because the put obligations are not derivatives pursuant to paragraph 6 of FAS 133, consideration of paragraph 11(a) of FAS 133 or EITF 00-19 is not necessary.  Paragraph 61(e) is not applicable to the put obligations because the criteria in paragraph 12(c) are not met as previously discussed herein.

2.                                      With respect to your response to prior comment 1 from our November 4, 2005 letter, we note that you would account for the price re-set feature, should it occur, under EITF Topic D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock.  Please consider whether Issue 7 of EITF Topic 00-27 is the applicable accounting for this feature if it occurs.  If not, please consider the extent to which your disclosure should be modified to explain the redemption feature associated with the price re-set feature.

We acknowledge the Staff’s comment.  We agree that Issue 7 of EITF Topic 00-27 is applicable as it relates to the accounting for this feature, if and when it occurs.

3.                                      Please refer to prior comment 2 from our November 4, 2005 letter.  Please note that it is generally not appropriate to split the components of a derivative into different line items on the income statement.  Please refer to the December 1, 2005, Current Accounting and Disclosure Issues in the Division of Corporation Finance.  Please revise future filings to comply, or tell us how you considered this guidance in your determination of the appropriate classification for the excess of the fair value of the warrant over the proceeds received for the preferred stock.  If you continue to believe classifying this amount as interest expense is appropriate, then please explain in more detail why you believe the excess fair value of the warrants represents the cost of obtaining funds for your preferred stock (an equity host) and why the cost of obtaining those funds is properly classified as interest expense.

In our future filings, we will reclassify the initial excess of the fair value of the warrants over the proceeds received for the preferred stock to reflect it as “other expense” for all applicable periods.

Form 10-QSB/A for the Quarterly Period Ended July 31, 2005

Financial Statements, page 3

Note 4, Earnings (Loss) per Share, page 7

4.                                      Please refer to our prior comment 6.  We see that you filed an amendment to your Form 10-QSB for the three months ended July 31, 2005 to correct dilutive loss per share from continuing operations.  The nature of an error in previously issued financial statements and the effect of the correction on net income (loss) and net income (loss) per share should be disclosed in the period in which the error was discovered and corrected.  Please revise this Form 10-QSB/A to disclose all information required by paragraph 37 of APB Opinion 20.

We will revise the Form 10-QSB/A for the quarterly period ended July 31, 2005, to included the following paragraph at the bottom of footnote 4:

“The Company restated dilutive earnings (loss) per share from continuing operations for the three months ended July 31, 2005, to correct a computational error.  The effect of the restatement was to decrease dilutive earnings per share from continuing operations by $0.30.  This change had no impact on net income available to common shareholders for the three months ended July 31, 2005, or total shareholder deficit at July 31, 2005.”

If you require any additional information or have any questions, please call me at (651) 234-6699, or Brett D. Anderson of Briggs and Morgan, P.A., our legal counsel, at (612) 977-8417.

Sincerely,

/s/ John H. Jungbauer
John H. Jungbauer
Vice President, Finance and Chief Financial Officer

cc:	Marc P. Flores
Avron L. Gordon, Esq.
Brett D. Anderson, Esq.